6/19

03022954

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sanio Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 30 2003 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5023 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

FILE NO. 82-5023

03 JUN 19 AM 7:21

SANIX

AR/S
3-31-03

SANIX INCORPORATED

Consolidated/Non-Consolidated Financial Summary

For the fiscal year ended March 31, 2003

The financial figures in this document are based on Japanese Accounting Standards and accompanying laws. Percentages are rounded off to 1 decimal place. This document is an English translation of the Japanese-language original.

May 14, 2003

Financial Statements
For the fiscal year ended March 31, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Consolidated Financial Highlights for the Year ended March 31, 2003

(April 1, 2002 to March 31, 2003)

(1) Consolidated Operating Results

(Millions of Yen)

	Fiscal Year from April 1 to March 31			
	FY2003	% change	FY2002	% change
Net Sales	50,357	(15.0%)	59,260	8.7%
Operating Income	(2,779)	—	7,614	1.2%
Recurring Profit	(2,586)	—	7,771	5.2%
Net Income	(3,462)	—	4,005	25.8%
Net Income per Share(¥)	¥85.88	—	¥97.88	—
Net Income per Share, Diluted(¥)	—	—	—	—
Return on Equity	(8.3%)	—	9.3%	—
Ratio of Recurring Profit to Total Capital	(4.2%)	—	13.3%	—
Ratio of Recurring Profit to Net Sales	(5.1%)	—	13.1%	—

Note (1) Investment profit and loss on equity method ¥ -million (Fiscal Year ended March 31, 2003)
:¥ -million (Fiscal Year ended March 31, 2002)

Note (2) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2003	40,312,865 shares
Fiscal Year ended March 31, 2002	40,919,651 shares

Note (3) Changes in accounting method occurred.

Note (4) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous fiscal year ended March 31, 2002.

(2) Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2003	FY2002
Total Assets	62,032	60,407
Shareholders' Equity	38,769	44,805
Shareholders' Equity Ratio (%)	62.5%	74.2%
Shareholders' Equity per Share (¥)	¥976.12	¥1,094.97

Note(1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2003	39,717,618 shares
Fiscal Year ended March 31, 2002	40,919,493 shares

(3) Consolidated Financial Cash Flows

(Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2003	FY2002
Cash Flows from Operating Activities	(1,734)	4,078
Cash Flows from Investing Activities	(7,472)	(10,877)
Cash Flows from Financing Activities	7,062	1,097
Balance of Cash and Cash Equivalents at End of Period	2,238	4,382

(4) Matters Pertaining to Consolidation and Concerning the Adoption of Equity Method Accounting

Number of consolidated subsidiaries: 3

Number of non-consolidation subsidiary, which adopted equity method: 0

Number of affiliated company, which adopted equity method: 0

(5) Change in Consolidation and the Adoption of Equity Method

Number of newly consolidated company: 0

Number of company excluded from consolidation: 0

Number of new company, which adopted equity method: 0

Number of company excluded from equity method: 0

Group Outline

The Company's group is composed of 3 subsidiaries and 1 affiliated company. Sanix's core businesses are environmental sanitation, maintenance of homes, sanitation services for the corporate buildings, and intermediate processing of industrial waste with a focus on recycling resources.

HS Division: The division offers environmental sanitation services for ordinary houses. The main services and products are House Reinforcement System, Termite Eradication Service and Under-Floor/Under-Roof Ventilation System.

ES Division: The division offers environmental sanitation services for offices and condominium buildings with specializing in water quality management and care & maintenance of building water supply.

ERD Division: The division focuses on recycling and detoxifying industrial waste. Sanix sells industrial plastic waste processed at its plastic recycling plants to Energy Development Institute Co., Ltd. and Sanix Energy Incorporated, consolidated subsidiaries. Sanix Energy Incorporated, a consolidated subsidiary, will be responsible for generating and selling power from the Tomakomai Power plant, which solely utilizes industrial waste plastic.

Sunaim Incorporated, a consolidated subsidiary leases cars for Sanix. (Sunaim rents cars from Orix Auto Lease.) For promotional and other purposes, Sanix (especially, HS Division) purchases liquor from Munemasa Brewing Co., Ltd, an affiliate company of Sanix.


Customers
HS Division
Service Sales
ES Division
Service Sales
ERD Division
Industrial Waste Processing
Sanix Incorporated
HS/ES Division
Purchases of chemical agents
Leases of cars for business use
Consolidated subsidiaries
SUNAIM INCORPORATED
ERD Division
Sales of waste plastic fuel
Consolidated subsidiaries
Energy Development Institute Co., Ltd.
ERD Division
Consignment contract of power generation
Consolidated subsidiaries
Sanix Energy Incorporated
Liquor purchases for promotional and other purposes
Other affiliates
Munemasa Brewing Co., Ltd

Note: HS Division is an abbreviation for Home Sanitation Division, ES Division is an abbreviation for Establishment Sanitation Division and ERD Division is an abbreviation for Environmental Resources Development Division.

Business Policies

Fundamental Business Policies

Our corporate mission since our founding has been 'to make the unclean, clean and the impure, pure.' Under this concept, we have provided a broad range of environmental sanitation services to society. SANIX offers environmental sanitation services to households and also provides environmental sanitation services to places of business as well as maintenance services for the facilities of office buildings, apartment buildings, and other structures. As the third pillar of our business, we are promoting operations in industrial waste processing, focusing chiefly on waste recycling, detoxification, and volume reduction, areas that are on the verge of large growth.

In these three areas, SANIX is aggressively developing its ecological business by improving services and technology and constantly tailoring services to best suit customer needs. At the same, we are working to improve profitability and make more efficient use of capital in an effort to increase our corporate value.

Profit Distribution

One of our business policies is to increase the scope of our operations and improve earnings per share and dividends per share. Our goal is to increase our corporate value and distribute profits in keeping with profit gains. We plan to use our internal reserves for capital investments that will increase our corporate value in the medium and long term.

Medium-and Long-Term Business Strategies

In our Home Sanitation Division, we will aggressively promote sales and cultivate latent demand. In developing these operations, our guiding concept will be to improve home durability and home longevity through our Termite Eradication Services, Under-Floor and Under-Roof Ventilation Systems, and Home Reinforcement System. In turn, we will aim to provide a more comfortable living environment. In Kanto region, which has the largest number of single unit houses, the Company established 19 HS sales offices by the end of March. In order to improve profitability, we will further deepen our reach in the existing sales regions, and will expand our operational coverage in the future.

In Establishment Sanitation Division, SANIX is cultivating demand for the maintenance of water supply systems and other building equipment. Our key product in this division is our water activator, which aids in maintaining water equipment and improving water quality in office buildings and apartment complexes. In addition, through the introduction of new products, such as our Hydrogen Sulfide Removal System, Arsenic Removal System and our Ozone Purification System, SANIX is developing new markets. We are actively marketing in the Kanto area. At the same time, the division will expand our operating area into Chukyo region from the next fiscal year.

In our Environmental Resource Development Division, SANIX focuses on recycling and detoxifying industrial waste. Our main business is processing waste plastic into fuel. As part of these operations, we are running 16 plastic-recycling-and-energy-conversion plants. Further, we are operating power plant facilities in Hokkaido's Tomakomai that is powered exclusively by the processed plastic. In addition, in March 2000, we placed our Hibiki organic-liquid-waste processing plant, which is located in the Wakamatsu ward of Kitakyushu, in operation. This plant is used to treat organic liquid waste on land. Marine disposal of such material will become more difficult in the future with a total ban on dumping of organic liquid waste. In an effort to improve our future corporate value, SANIX is promoting such unprecedented operations.

Common to our three business areas is the latent demand for their products and services. In addition, they are all part of markets that have yet to mature. Thus, we are focusing on more carefully tailoring our services so that we can propose solutions that meet particular needs and are concentrating on fortifying our sales efforts. We will give added emphasis to employee training, an area that has been a key concern since our founding, and cultivate markets and latent demand as a group of specialists.

Business Results

Fiscal Year Overview

Earnings

During the fiscal year ended March 31, 2003, Japan was in an economic slump, in which decreases in corporate capital investment and in personal spending were observed. There is still growing interest in extending the life of homes and building as well as in environmental preservation and recycling. However, under the increasing social awareness against some unscrupulous companies conducting illegal business practices, the public concern on this matter adversary affected on the environmental sanitation industry. In addition, factors such as low household income and lingering doubts about the future of the economy have been responsible.

In the environmental sanitation and industrial waste processing businesses, Sanix is promoting pro-active marketing in order to cultivate latent demand and strengthen its sales force. The ERD division is implementing test operation at the Tomakomai electric power generation facility in order to establish resource-recycling power generation system, which is solely fueled by waste plastic.

As a result, net sales for the fiscal year ended March 31, 2003 totaled 50,357 million yen, 15.0% decrease from the prior year. Due to significant fall in revenue in the HS division, the Company failed to absorb costs related to labor and deficits in the ERD division. As a result, recurring loss reached 2,586 million yen and net loss reached 3,462 million yen. Last year, the Company posted 7,771 million yen of recurring profit and 4,005 million yen of net profit.

Earnings of individual divisions were as follows:

Home Sanitation Division

Sales for the division dropped 23.7% to 34,708 million yen from the previous year's consolidated result. During the fiscal year ended March 31, 2003, several companies were accused of unscrupulous practices. The news of this revelation spoiled image of the environmental sanitation industry. Under the situation, Sanix placed customers' needs at the center of our business and made efforts to improve our customer relationships. At the same time, the Company significantly reorganized its operating system for improving ability to develop new customers. The reorganization made sales force concentrate on developing new customers. Though the division used to achieve a big sales growth of Home Reinforcement System by targeting existing customers, sales of the product dropped sharply during the reorganization. In addition, sales of Under-floor and Under-Roof Ventilation Systems decreased because of increased public concern on some unscrupulous companies. On the other hand, sales of Termite Eradication Services increased slightly. As a result, sales for the year dropped significantly compared to the previous year, when the Company recognized 1.6 billion yen of sales related to metal fittings and engineering methods concerning Home Reinforcement System. Due to large fall in revenue, we could cover an increase in personnel expenses and advertising costs in the Kanto region. Consequently, the Company recorded operating income of 4,616 million yen, a 66.8% drop from the previous year.

Establishment Sanitation Division

Sales for the Establishment Sanitation Division dropped 0.1% compared to the previous year's consolidated amounted to 8,085 million yen. With the goal of improving the longevity of building equipment in office buildings, apartment complexes and other structures, we cultivated demand for maintenance services chiefly for water systems, such as water-supply equipment. Due to meticulous services, sales from existing customers increased 25.0%. The division increased sales efforts in particular in the Kanto region, which resulted in 14.5% sales increase in the region. Because the division recognized allowances for bad debt expenses due to claim in bankruptcy, operating income decreased 98.6% to 4 million yen.

Environmental Resources Development Division

Sales for the division grew 33.3% to 7,564 million yen compared to previous year's consolidated result. In our operation concerning the conversion of waste plastic to fuel, sales from waste-plastic processing rose 32.5% from the previous year result. A total of 16 plastic-recycling-and-energy-conversion plants were in operation, including 5 new sites that went into operation in this fiscal year. Sales from incineration processing at our Kitakyushu plant increased 3.8% from the previous year, while the Hibiki organic-liquid-waste processing plant increased its sales by 66.2%. However, because of the cost related to test operation at Tomakomai power plant and provision recognized for transportation and storage costs of waste plastic stored as of the end of this fiscal year, the division's operating loss amounted to 3,792 million yen, 350 million yen more than the previous year's results.

Cash Flows

Cash and cash equivalents at the end of the year came to 2,238 million yen, 2,143 million yen less than the previous year. Due to sluggish sales in the HS division, cash flows provided by operating activities fell 5,812 million yen from the previous year to negative 1,734 million yen. Net loss before tax adjustments of 3,774 million yen was the key factor here. Cash flows used in investing activities came to 7,472 million yen, 3,405 million yen less than the previous year because investment on the construction of new plastic recycling plants and Tomakomai power plant have already passed its peak. Cash flows provided by financing activities totaled 7,062 million yen, 5,965 million yen more than the previous year. Sanix paid dividends and purchased treasury stocks. However, 9,481 million yen of proceeds from the short-term and long-term loans are primary responsible here.

Consolidated Financial Statements

1. Consolidated Balance Sheet

(Thousands of Yen)

	As of March 31				
Assets:	FY2003	Ratio %	FY2002	Ratio %	Change
Current Assets:					
Cash and bank deposits	2,282,112		4,466,553		(2,184,441)
Notes and accounts receivable	3,405,510		5,628,070		(2,222,560)
Inventories	1,474,166		1,217,292		256,874
Deferred tax assets	866,856		568,247		298,608
Other current assets	1,187,346		1,050,816		136,530
Allowance for doubtful accounts	(46,770)		(37,119)		(9,650)
Total Current Assets:	9,169,222	14.8	12,893,860	21.3	3,724,638
Fixed Assets:					
Tangible Fixed Assets:					
Buildings and structures	9,766,467		9,613,937		152,530
Machinery, equipment and vehicles	9,001,553		8,662,470		339,082
Land	18,218,390		16,404,742		1,813,647
Construction in progress	10,587,767		6,871,192		3,716,575
Other tangible fixed assets	248,298		289,440		(41,142)
Total Tangible Fixed Assets:	47,822,476	77.1	41,841,784	69.3	5,980,692
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	80,843	0.1	80,827	0.1	16
Investments and Other Assets:					
Investments in securities	1,438,570		1,708,518		(269,947)
Deposits and guaranty	2,047,375		1,873,721		173,653
Deferred tax assets	1,111,626		981,889		129,736
Other	825,778		1,096,723		(270,944)
Allowance for bad loans	(463,087)		(69,710)		(393,377)
Total Investments and Other Assets:	4,960,264	8.0	5,591,143	9.3	(630,879)
Total Fixed Assets:	52,863,584	85.2	47,513,755	78.7	5,349,828
Total Assets:	62,032,806	100.0	60,407,616	100.0	1,625,190

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31 FY2003	Ratio %	FY2002	Ratio %	Change
Current Liabilities:					
Notes and accounts payable	750,348		1,328,100		(577,751)
Short-term loans	10,150,000		3,100,000		7,050,000
Long-term loans payable in 1 year	1,199,020		348,320		850,700
Amounts in arreas	2,474,897		2,324,622		150,274
Accrued expenses	1,595,077		1,868,639		(273,561)
Accrued income taxes	41,467		1,994,416		(1,952,949)
Consumption tax payable	7,278		518,529		(511,250)
Accrued bonuses	531,140		558,722		(27,582)
Allowance for resource-recycling expenses	1,468,152		—		1,468,152
Other current liabilities	296,363		470,636		(174,272)
Total Current Liabilities:	18,513,745	29.8	12,511,986	20.7	6,001,759
Non-Current Liabilities:					
Long-term debt	2,327,990		747,010		1,580,980
Deferred income taxes	1,060		2,796		(1,736)
Security deposit payable	190,559		201,356		(10,796)
Retirement benefit	1,690,094		1,510,658		179,435
Other non-current liabilities	540,000		628,000		(88,000)
Total Non-Current Liabilities:	4,749,704	7.7	3,089,821	5.1	1,659,882
Total Liabilities:	23,263,449	37.5	15,601,807	25.8	7,661,641
Minority Interest:					
Minority interest	—	—	—	—	—
Shareholders' Equity:					
Capital Fund	12,533,820	20.2	12,533,820	20.8	—
Additional paid-in capital	15,853,954	25.6	15,853,954	26.3	—
Accumulated earnings	12,060,428	19.4	16,400,108	27.1	(4,339,679)
Difference in valuation of other marketable securities	(71,858)	(0.1)	24,005	0.0	(95,863)
Less treasury stock at cost	(1,606,987)	(2.6)	(6,079)	(0.0)	(1,600,907)
Total Shareholders' Equity:	38,769,356	62.5	44,805,808	74.2	(6,036,451)
Total Liabilities, Minority Interests and Stockholders Equity:	62,032,806	100.0	60,407,616	100.0	1,625,190

2. Consolidated Statement of Income

(Thousands of Yen)

	Fiscal Year from April 1 and March 31				
	FY2003	Ratio %	FY2002	Ratio %	Change
Net sales	50,357,826	100.0	59,260,664	100.0	(8,902,837)
Cost of sales	22,422,598	44.5	22,871,076	38.6	(448,478)
Gross profit	27,935,228	55.5	36,389,587	61.4	(8,454,359)
Selling, general and administrative expenses	30,714,292	61.0	28,775,010	48.6	1,939,282
Operating income	(2,779,064)	(5.5)	7,614,577	12.8	(10,393,642)
Non-operating income:					
Interest income	21,451		10,640		10,811
Dividend income	25,403		9,478		15,925
Rent Revenue	262,185		253,508		8,677
Other non-operating income	111,358		81,735		29,622
Total non-operating income	420,398	0.8	355,363	0.6	65,035
Non-operating expenses					
Interest expenses	78,836		60,913		17,922
Stock issue expenses	—		861		(861)
Rent expense	133,236		135,518		2,281
Other non-operating expenses	15,856		1,614		14,241
Total non-operating expenses	227,928	0.4	198,908	0.3	29,020
Recurring profit	(2,586,594)	(5.1)	7,771,032	13.1	(10,357,627)
Extraordinary income:					
Gain on sale of fixed assets	67,701		146		67,554
Insurance payments received	—		375,778		(375,778)
Gain on transfer from reserve for possible loan losses	—		176		(176)
Gain on donated marketable securities	11,396		—		11,396
Total extraordinary income	79,097	0.2	376,100	0.7	(297,003)
Extraordinary losses:					
Loss on sale of property, plant and equipment	65,061		65,530		(468)
Loss on disposal of property, plant and equipment	12,744		88,743		(75,998)
Loss on cancellation of lease contract	10,930		97,360		(86,429)
Net provision for allowance for doubtful accounts	76,316		—		76,316
Loss on valuation of investments in securities	217,398		168,514		48,883
Loss on valuation of membership rights	2,460		—		2,460
Director's retirement allowance	14,800		1,875		12,925
Loss on special depreciation	26,363		40,711		(14,348)
Loss due to disaster	—		375,778		(375,778)
Allowance for resource-recycling expense	840,598		—		840,598
Total extraordinary losses	1,266,673	2.5	838,513	1.4	428,159
Income before income taxes	(3,774,171)	(7.4)	7,308,619	12.4	(11,052,790)
Corporate income, local and enterprise taxes	210,071	0.4	3,843,857	6.5	(3,633,786)
Adjustment on corporate tax, etc.	(521,947)	(1.0)	(540,655)	(0.9)	(18,707)
Net income	(3,462,295)	(6.8)	4,005,417	6.8	(7,467,712)

3. Consolidated Statement of Retained Earnings

(Thousands of Yen)

	Fiscal Year from April 1to March 31	
	FY2003	FY2002
Balance of accumulated paid-in capital at the beginning of the fiscal year	**15,853,954**	15,853,954
Balance of accumulated paid-in capital at the end of the fiscal year	**15,853,954**	15,853,954
Balance of accumulated earnings at the beginning of the fiscal year	**16,400,108**	13,277,093
Increase in accumulated earnings		
Net income	**(3,462,295)**	4,005,417
Decrease in accumulated earnings		
Cash dividends	**(813,383)**	(818,403)
Directors and auditors' bonuses	**(64,000)**	(64,000)
Balance of accumulated earnings at the end of the fiscal year	**12,060,428**	16,400,108

4. Consolidated Cash Flow Statement

(Thousands of yen)

Fiscal Year from April 1 to March 31	FY2003	FY2002
Cash Flows from Operating Activities:		
Income before income taxes	(3,774,171)	7,308,619
Depreciation and amortization	2,456,527	2,506,998
Increase in allowance for retirement benefits	179,435	60,986
Increase in allowance for resouce-recycling expenses	1,468,152	—
Increase in allowance for doubtful accounts	403,028	(6,065)
Interest and dividend income	(46,855)	(20,118)
Interest expense	78,836	60,913
Payment on commission	7,203	—
Gain on donated marketable securities	(11,396)	—
Loss on valuation of short-term investments in securities	217,398	168,514
Loss on valuation of membership rights	2,460	—
Gain on sale of property, plant and equipment	(67,701)	—
Loss on sale of property, plant and equipment	65,061	65,530
Loss on disposal of property, plant and equipment	12,744	73,753
Loss due to disastor	—	109,718
Increase/decrease in notes and accounts receivable-trade	1,904,630	(1,847,984)
Increase/decrease in inventories	(256,874)	(112,007)
Increase/decrease in other current assets	290,561	(657,197)
Increase/decrease in notes and accounts payable-trade	(577,499)	57,311
Increase/decrease in consumption taxes payable	(511,250)	(38,786)
Increase/decrease in other current liabilities	(481,771)	948,127
Payment of bonuses to directors and auditors	(64,000)	(64,000)
Other	(578,559)	(361,263)
Net	715,960	8,253,049
Interest and dividend income received	47,402	11,337
Interest expense paid	(88,290)	(62,535)
Income taxes paid	(2,409,141)	(4,123,135)
Net cash provided by operating activities:	(1,734,069)	4,078,717
Cash Flows from Investing Activities:		
Increase/decrease in time deposits	40,500	(69,000)
Proceeds from sales of securities	56	2
Payment for purchases of securities	(101,390)	(501,318)
Proceeds from sale of property, plant and equipment	291,839	—
Payment for purchases of property, plant and equipment	(8,510,561)	(9,837,124)
Other	807,285	(470,098)
Net cash provided by investing activities:	(7,472,270)	(10,877,538)
Cash Flows from Financing Activities:		
Increase/decrease in short-term loans	7,050,000	3,100,000
Proceeds from long-term debt from banks	3,000,000	—
Repayment of long-term debt from banks	(568,320)	(1,184,386)
Proceeds from exercise of warrants	—	5,968
Increase/decrease in treasury stock	(1,600,907)	(5,759)
Dividends paid	(811,170)	(818,433)
Other	(7,203)	—
Net cash provided by financing activities:	7,062,398	1,097,390
Effect of exchange rate changes on cash and cash equivalents	—	—
Net increase in cash and cash equivalents	(2,143,941)	(5,701,430)
Cash and cash equivalents at beginning of the fiscal term	4,382,553	10,083,984
Cash and cash equivalents at the end of the fiscal term	2,238,612	4,382,553

Significant Accounting Policies

Relating to Financial Statements

1.Matters Pertaining to Consolidation

All subsidiaries are consolidated

Number of consolidated subsidiaries: 3 companies

Names of consolidated subsidiaries: SUNAIM INCORPORATED / Energy Development Institute Co., Ltd. / Sanix Energy Incorporated

2.Matters Concerning the Application of Equity method Accounting

None

3.Matters Pertaining to the Settlement Dates of Consolidated Subsidiaries

The settlement dates of consolidated subsidiaries are the same as those of the parent company

4.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

1)Short-term investments in securities:

Other marketable securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

2)Inventories:

Cost method computed by moving average method

(2) Depreciation methods for depreciable assets.

1)Tangible fixed assets: Fixed percentage on declining-balance method

2)Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

3) Long-term prepaid expenses: Straight-line method

However, expenses related to engineering methods concerning metal fittings for home reinforcement, included in long-term prepaid expenses, are depreciated by the straight-line method based on the maximum assumed contributing period to revenues (3 years).

(3) Accounting standards for allowances and reserves.

1)Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2)Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3)Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

4)Allowance for resource-recycling expenses: The Company recognized transportation costs and storage costs expected to incur for the recycled waste plastic fuel stored by the end of the fiscal year.

(4) Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

5. Valuation Method of Assets and Liabilities of Consolidated Subsidiaries

Market value method

6. Profit Appropriation Account:

Statement of profit appropriation account is made up based upon the profit appropriation of consolidated subsidiaries settled during consolidated accounting period.

7. Cash and Cash Equivalents on Consolidated Statements of Cash Flows

Cash and cash equivalents on the consolidated statements of cash flows include cash on hand, savings which can be withdrawn as required, and short-term investments which are easily converted into cash, have low risk of changing value, and which can be repaid within 3 months from the acquisition date.

Changes of Accounting Principles

(1) Recognition of allowances

From this fiscal year, the Company recognizes allowances for transportation costs and storage costs expected to incur for the recycled waste plastic fuel, which is stored by the end of the fiscal year. In contrast, such costs were recognized as expenses when incurred during and before the previous fiscal year. As a result, operating loss and recurring loss increased 627,554 million yen and net loss before tax adjustment increased 1,468,152 million yen. However, allowances are recognized because subsequent costs related to waste plastic fuel are now reasonably estimable following materialization of Tomakomai project from the next fiscal year.

(2) Earnings per share

From this fiscal year, the Company uses accounting methods announced on September 25, 2002 by the Accounting Standards Board of Japan. However, the change does not have any effect on data.

Notes to Consolidated Financial Statements

	(FY 2003)	(FY 2002)
1.Total accumulated depreciation for tangible fixed assets	9,329,182 thousand yen	7,262,085 thousand yen
2.Number of shares of treasury stock	1,203,134 shares	1,259 shares

(Notes to consolidated statement of cash flows)

a) Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets. (Thousands of Yen)

	Fiscal year ended March 31	
	FY2003	FY2002
Cash and bank deposits	2,282,112	4,466,553
Time deposits exceeding 3 months	(43,500)	(84,000)
Cash and cash equivalents	2,238,612	4,382,553

b) Depreciation and amortization, including depreciation of expenses relating to the engineering method concerning metal fittings for home reinforcement (included in long-term prepaid expenses)

(FY 2003)	(FY 2002)
78,730 thousand yen	314,920 thousand yen

(Notes to lease transactions)

① Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets. (Thousands of Yen)

	Fiscal Year from April 1 and March 31	
	FY2003	FY2002
	Machinery and Vehicle	
Book Value	2,534,161	2,449,395
Cumulative depreciation	1,566,157	1,363,020
Value at end of fiscal year	968,003	1,086,375
	Others	
Book Value	1,048,828	903,880
Cumulative depreciation	611,295	386,203
Value at end of fiscal year	437,532	517,676
	Total	
Book Value	3,582,989	3,353,276
Cumulative depreciation	2,177,452	1,749,224
Value at end of fiscal year	1,405,536	1,604,051

② Outstanding balance of future lease payments at the end of the period:

Within one year	666,884	630,375
Over one year	879,504	1,016,428
Total	1,546,388	1,646,804

③ Amount of lease fee payments, depreciation expense and interest expense:

Lease fee payments	777,633	714,646
Depreciation expense	734,706	671,879
Interest expense	48,450	50,832

④ Accounting method for the amount equivalent to depreciation expenses:
Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Accounting method for the amount equivalent to interest expenses:
Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Segment Information
1. Segment Information by type of business

Current consolidated accounting period (From April 1, 2002 to March 31, 2003)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	34,708,625	8,085,061	7,564,139	50,357,826	—	50,357,826
(2)Internal sales among segments and transfer accounts	—	—	775	775	(775)	—
Total	34,708,625	8,085,061	7,564,914	50,358,602	(775)	50,357,826
Operating expenses	30,092,197	8,080,182	11,357,680	49,530,060	(3,606,831)	53,136,891
Operating income	4,616,428	4,879	(3,792,765)	828,541	(3,607,606)	(2,779,064)
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	5,688,910	2,677,611	39,918,510	48,285,033	13,747,773	62,032,806
Depreciation and amortization expenses	126,966	25,136	1,949,048	2,101,151	276,551	2,377,703
Capital expenditures	428,508	16,186	8,088,119	8,532,813	99,965	8,632,779

Prior consolidated accounting period (From April 1, 2001 to March 31, 2002)

(Thousands of Yen)

Segments	HS	ES	ERD	Total	Elimination or Group	Consolidated
Sales, operating profit or loss*						
Sales:						
(1)Sales to customers	45,490,460	8,094,278	5,675,924	59,260,664	—	59,260,664
(2)Internal sales among segments and transfer accounts	—	—	802	802	(802)	—
Total	45,490,460	8,094,278	5,676,727	59,261,466	(802)	59,260,664
Operating expenses	31,579,410	7,735,449	9,119,247	48,434,107	(3,211,978)	51,646,086
Operating income	13,911,050	358,828	(3,442,519)	10,827,358	(3,212,781)	7,614,577
Assets, depreciation and amortization expenses and capital expenditures:						
Assets	7,418,808	2,712,142	33,389,305	43,520,257	16,887,359	60,407,616
Depreciation and amortization expenses	133,780	20,578	1,777,293	1,931,653	293,176	2,224,830
Capital expenditures	80,466	15,068	6,695,666	6,791,200	75,586	6,866,787

Notes

1. Business divisions are those used for internal administrative purposes.

2. Principal services and products by business division

*HS Division: Sales of Home Reinforcement System, Termite Eradication Service, Under-Floor and Under-Roof Ventilation Systems

*ES Division: Fitting of water supply system for office and apartment buildings, maintenance services

*ERD Division : Waste plastic processing, incineration, and waste organic liquid processing

3. Unabsorbed operating expenses listed under elimination or group is the administration cost of the general affairs department of the parent company.

Current consolidated accounting period. . . . .¥3,607,606 thousand

Prior consolidated accounting period. . . . . ¥3,212,781 thousand

4. Total group assets included in elimination or group is cash and short-term investments, long-term investment funds, and assets concerning administrative divisions.

Current consolidated accounting period. . . . .¥13,747,773 thousand

Prior consolidated accounting period. . . . . ¥16,887,359 thousand

5. From this fiscal year, the Company recognizes allowances for transportation costs and storage costs expected to incur for the recycled waste plastic fuel, which is stored by the end of the fiscal year. In contrast, such costs were recognized as expenses when incurred during and before the previous fiscal year. As a result, operating loss increased 627,554 million yen in the ERD division. It does not affect on data of other divisions.

2.Segment information by location

The Company does not report segment information by location because the Company does not have any consolidated subsidiaries or important offices located in countries or regions outside of Japan, nor did it have any in the prior consolidated accounting period.

3.Foreign sales

The Company does not report foreign sales because foreign sales were less than 10% of consolidated sales in both the prior and current consolidated accounting periods.

May 14, 2003

Non-Consolidated Financial Statements
For the fiscal year ended March 31, 2003

SANIX INCORPORATED

Stock Listed:	Tokyo Stock Exchange First Section, Osaka Stock Exchange First Section, Fukuoka Stock Exchange
Code No.:	4651
URL:	http://www.sanix.co.jp
Headquarters:	2-1-23, Hakataeki Higashi, Hakata-ku, Fukuoka 812-0013 JAPAN TEL: 81-92-436-8870 / FAX: 81-92-436-8871
President and CEO	Shin-ichi Munemasa
Contact:	Yoshiyuki Maeda, Managing Director, Administration Department
U.S. Accounting Standard:	Not Adopted

Non-Consolidated Financial Highlights for the Fiscal Year ended March 31, 2003

(April 1, 2002 to March 31, 2003)

(1) Non-Consolidated Operating Results

(Millions of Yen)

	Fiscal Year from April 1 to March 31			
	FY2003	% change	FY2002	% change
Net Sales	50,289	(15.0)	59,180	8.8%
Operating Income	(2,926)	—	7,578	2.8%
Recurring Profit	(2,692)	—	7,766	6.9%
Net Income	(3,507)	—	4,034	29.5%
Net Income per Share(¥)	(¥91.83)	—	¥98.59	—
Net Income per Share, Diluted(¥)	—	—	—	—
Return on Equity	(8.4%)	—	9.4%	—
Ratio of Recurring Profit to Total Capital	(4.5%)	—	13.4%	—
Ratio of Recurring Profit to Net Sales	(5.4%)	—	13.1%	—

Note (1) Average number of shares issued and outstanding during the fiscal term

Fiscal Year ended March 31, 2003	40,312,865 shares
Fiscal Year ended March 31, 2002	40,919,651 shares

Note (2) Changes in accounting method occurred.

Note (3) Percentages shown for net sales, operating income, recurring profit and net income are the increase and decrease compared with the previous first ended March 31, 2002.

(2) Dividends

(Millions of Yen)

	Fiscal Year from April 1 to March 31	
	FY2003	FY2002
Annual dividend per Share (¥)	¥20.00	¥20.00
Total dividend	801	818
Pay-out ratio (%)	—	20.3%
Ratio of dividend to total capital(%)	2.1%	1.8%

(3) Non-Consolidated Financial Position

(Millions of Yen)

	As of March 31	
	FY2003	FY2002
Total Assets	60,319	60,041
Shareholders' Equity	38,566	44,647
Shareholders' Equity Ratio (%)	63.9%	74.4%
Shareholders' Equity per Share (¥)	¥971.02	¥1,091.08

Note(1) Number of shares issued and outstanding at period end

Fiscal Year ended March 31, 2003 39,717,618 shares

Fiscal Year ended March 31, 2002 40,919,493 shares

(2) Number of treasury stocks

Fiscal Year ended March 31, 2003 1,203,134 shares

Fiscal Year ended March 31, 2002 1,259 shares

Non-Consolidated Financial Statements

1.Non-Consolidated Balance Sheet

(Thousands of Yen)

	As of March 31				
Assets:	**FY2003**	**Ratio %**	FY2002	Ratio %	Change
Current Assets:					
Cash and bank deposits	2,022,123		3,992,739		(1,970,616)
Note receivable	122,405		126,696		(4,290)
Accounts receivable	3,261,189		5,492,170		(2,230,981)
Products	49,934		—		49,934
Half finished products	300,982		244,969		56,012
Materials	788,845		678,053		110,792
Stored goods	118,541		118,599		(58)
Deferred income taxes	845,378		550,142		295,236
Accrued revenue	111,503		758,047		(646,544)
Accrued refunded corporation tax	407,402		—		407,402
Accrued refunded consumption tax	443,284		—		443,284
Other current assets	208,024		339,252		(131,228)
Allowance for doubtful accounts	(45,000)		(37,110)		(7,890)
Total Current Assets:	8,634,616	14.3	12,263,560	20.4	3,628,934
Fixed Assets:					
Tangible Fixed Assets:					
Buildings	7,667,488		7,468,101		199,387
Structures	2,083,805		2,128,160		(44,354)
Machinery and equipment	8,937,480		8,576,109		361,371
Automotive equipment	3,016		4,793		(1,777)
Tool and equipment	239,450		277,277		(37,827)
Land	16,754,517		16,404,742		349,774
Construction in progress	10,587,767		6,871,192		3,716,575
Total Tangible Fixed Assets:	46,273,525	76.7	41,730,376	69.5	4,543,149
Intangible Fixed Assets:					
Total Intangible Fixed Assets:	78,631	0.1	78,927	0.1	(296)
Investments and Other Assets:					
Investment in securities	1,438,155		1,707,925		(269,769)
Deposits and Guaranty	2,009,395		1,835,971		173,424
Deferred tax assets	1,111,626		981,889		129,736
Other	1,238,648		1,512,247		(273,598)
Allowance for bad loans	(464,858)		(69,710)		(395,148)
Total Investments and Other Assets:	5,332,967	8.9	5,968,323	10.0	(635,355)
Total Fixed Assets:	51,685,125	85.7	47,777,627	79.6	3,907,497
Total Assets:	60,319,741	100.0	60,041,188	100.0	278,553

(Thousands of Yen)

Liabilities and Shareholders' Equity:	As of March 31				
	FY2003	Ratio %	FY2002	Ratio %	Change
Current Liabilities:					
Notes payable	**195,249**		543,795		(348,545)
Accounts payable	**516,746**		901,826		(385,080)
Short-term loans	**8,500,000**		3,000,000		5,500,000
Long-term loans payable in 1 year	**1,142,620**		291,920		850,700
Amount in arrears	**2,865,626**		2,327,370		538,256
Income taxe payable	**—**		1,972,868		(1,972,868)
Consumption tax payable	**—**		518,529		(518,529)
Accrued expenses	**1,596,154**		1,860,315		(291,161)
Accrued bonuses	**526,000**		551,000		(25,000)
Allowances for resource-recycling expenses	**1,468,152**		—		1,468,152
Other current liabilities	**294,773**		468,161		(173,388)
Total Current Liabilities:	**17,078,322**	**28.3**	12,435,787	20.7	4,642,534
Non-Current Liabilities:					
Long-term debt	**2,259,190**		621,810		1,637,380
Retirement benefit	**1,684,807**		1,506,555		178,251
Other non-current liabilities	**730,559**		829,356		(98,796)
Total Non-Current Liabilities:	**4,674,557**	**7.7**	2,957,722	4.9	1,716,834
Total Liabilities:	**21,752,879**	**36.0**	15,393,509	25.6	6,359,369
Shareholders' Equity:					
Capital Fund	**12,533,820**	**20.8**	12,533,820	20.9	—
Additional paid-in capital					
Capital appropriation	**15,853,954**		15,853,954		—
Additional paid-in capital total	**15,853,954**	**26.3**	15,853,954	26.4	—
Accumulated earnings					
Earned surplus reserve	**395,279**	**0.7**	395,279	0.7	—
Unappropriated reserve	**13,128,464**	**21.8**	11,079,361	18.5	2,049,103
Unappropriated income for the current year	**(1,665,875)**	**(2.8)**	4,767,376	7.9	(6,433,252)
Accumulated earnings total	**11,857,868**	**19.7**	16,242,017	27.1	(4,384,148)
Difference in valuation of other marketable securities	**(71,793)**	**(0.1)**	23,966	0.0	(95,759)
Less treasury stock at cost	**(1,606,987)**	**(2.7)**	(6,079)	(0.0)	(1,600,907)
Total Shareholders' Equity:	**38,566,862**	**63.9**	44,647,679	74.4	(6,080,815)
Total Liabilities and Stockholders Equity:	**60,319,741**	**100.0**	60,041,188	100.0	278,553

2. Non-Consolidated Statement of Income

(Thousands of Yen)

Fiscal year from April 1 to March 31	FY2003	Ratio %	FY2002	Ratio %	Change
Net sales	50,289,659	100.0	59,180,638	100.0	(8,890,979)
Cost of sales	22,268,234	44.3	23,061,048	39.0	(792,813)
Gross profit	28,021,424	55.7	36,119,589	61.0	(8,098,165)
Selling, general and administrative expenses	30,947,843	61.5	28,540,957	48.2	2,406,886
Operating income	(2,926,419)	(5.8)	7,578,632	12.8	(10,505,051)
Non-operating income:					
Interest income	9,434		10,204		(770)
Dividend income	45,396		17,471		27,925
Interest on security	11,954		246		11,708
Insurance commission income	14,975		15,371		(756)
Rent Revenue	283,490		274,813		8,676
Other non-operating income	93,114		63,176		29,938
Total non-operating income	458,365	0.9	381,644	0.6	76,721
Non-operating expenses:					
Interest expenses	66,764		55,655		11,109
Stock issue expenses	—		861		(861)
Rent expense	141,426		135,518		5,908
Other non-operating expenses	15,856		1,614		14,241
Total non-operating expenses	224,047	0.5	193,650	0.3	30,397
Recurring profit	(2,692,101)	(5.4)	7,766,626	13.1	(10,458,727)
Extraordinary income:					
Gain on sale of fixed assets	67,701		146		67,554
Insurance payments received	—		375,778		(375,778)
Gain on donated marketable securities	11,396		—		11,396
Total extraordinary income	79,097	0.2	375,924	0.6	(296,827)
Extraordinary losses:					
Loss on disposal of property, plant and equipment	12,744		88,519		(75,774)
Loss on sales of property, plant and equipment	65,061		65,530		(468)
Loss on cancellation of lease contract	10,930		97,360		(86,429)
Loss due to disaster	—		375,778		(375,778)
Net provision for allowance for doubtful accounts	76,316		—		76,316
Loss on valuation of investments in securities	217,398		168,514		48,883
Loss on valuation of membership rights	2,460		—		2,460
Directors' retirement allowance	14,800		1,875		12,925
Loss on special depreciation	26,363		40,711		(14,348)
Allowance for resource-recycling expenses	840,598		—		840,598
Total extraordinary losses	1,266,673	2.5	838,289	1.4	428,384
Income before income taxes	(3,879,677)	(7.7)	7,304,261	12.3	(11,183,939)
Corporate income, local and enterprise taxes	145,000	0.3	3,795,000	6.4	(3,650,000)
Adjustment on corporate tax, etc.	(516,912)	(1.0)	(525,369)	(0.9)	8,457
Net income	(3,507,765)	(7.0)	4,034,631	6.8	(7,542,396)
Earned surplus carried forward	2,246,077		1,141,950		1,104,127
Interim dividend	404,188		409,205		(5,016)
Unappropriated profits	(1,665,875)		4,767,376		(6,433,252)

3. Appropriation Statement

(Thousands of Yen)

	Fiscal Year from April 1to March 31			
	FY2003		FY2002	
I. Unappropriated Income for the current year		(1,665,875)		4,767,376
II. Reversal of unappropriated reserve				
1. Reversal of contingent reserve	3,700,000		—	
2. Reversal of special depreciation reserve	77,329	3,777,329	81,550	81,550
Total:		2,111,453		4,848,927
III. Appropriation of earnings				
1. Dividend	397,176		409,194	
2. Bonus allowances to company executives	—		63,000	
(of which, to auditing officers)	(—)		(3,000)	
3. Special depreciation reserve	14,773		130,654	
4. Contingent reserve	—	411,950	2,000,000	2,602,849
IV. Surplus profit carried forward to the following term		1,699,503		2,246,077

Significant Accounting Policies

Relating to Financial Statements

1.Accounting Treatment Standards

(1) Appraisal standards and appraisal methods for principal assets.

1) Stock in subsidiaries: Cost method, cost being determined by the moving average method

2) Short-term investments in securities:

*Securities valued at market: Market value method based on the market prices on the settlement date (all valuation difference are reflected directly in shareholders' equity, the sale price being computed using the moving average method.)

*Securities not valued at market: Cost method, cost being determined by the moving average method

(2) Inventories:

Commodity, products and products in process: Cost method computed by moving average method

Store goods: The latest purchase cost method

(3) Depreciation methods for depreciable assets.

1) Tangible fixed assets: Fixed percentage on declining-balance method

2) Intangible fixed assets: Straight-line method

However, software for internal use is depreciated by the straight-line method based on the assumed useful life for internal use (5 years).

3) Long-term prepaid expenses: Straight-line method

However, expenses related to engineering methods concerning metal fittings for home reinforcement, included in long-term prepaid expenses, are depreciated by the straight-line method based on the maximum assumed contributing period to revenues (3 years).

(4) Deferred assets:

Costs related to development and issuance of new stocks are immediately expensed when the payment was made.

(5) Accounting standards for allowances and reserves.

1)Allowance for doubtful accounts: Provision for losses on doubtful accounts is made up to the maximum allowable based on individual assessments and the actual percentage of bad loan write-offs, as prescribed in the Corporate Income Tax Law. If that amount is deemed to be insufficient, additional provision is made.

2)Provision for accrued bonuses: Provision for accrued bonuses to employees is made by appropriating an amount based on estimated total bonuses that will be paid during the year.

3)Allowance for retirement benefits for employees: In order to provide for retirement allowances the company accrues an amount equivalent to the amount that would be paid if the payment occurred at the end of the current consolidated interim accounting period, based on the projected amount of retirement allowance liabilities and pension assets at the end of the consolidated accounting fiscal year. Furthermore, the Company will treat the entire variance at the time the accounting standards were changed as a one-off expense during the next consolidated accounting period.

4)Allowance for resource-recycling expenses: The Company recognized transportation costs and storage costs expected to incur for the recycled waste plastic fuel stored by the end of the fiscal year.

(6) Other significant policies used in these consolidated financial statements.

Accounting treatment of consumption tax: Excluding tax method

Changes of Accounting Principles

(1) Recognition of allowances

From this fiscal year, the Company recognizes allowances for transportation costs and storage costs expected to incur for the recycled waste plastic fuel, which is stored by the end of the fiscal year. In contrast, such costs were recognized as expenses when incurred during and before the previous fiscal year. As a result, operating loss and recurring loss increased 627,554 million yen and net loss before tax adjustment increased 1,468,152 million yen. However, allowances are recognized because subsequent costs related to waste plastic fuel are now reasonably estimable following materialization of Tomakomai project from the next fiscal year.

(2) Earnings per share

From this fiscal year, the Company uses accounting methods announced on September 25, 2002 by the Accounting Standards Board of Japan. However, the change does not have any effect on data.

(Notes to lease transactions)

①Relationship between balance of cash and cash equivalents at the end of period and value of items stated on the consolidated balance sheets (Thousands of Yen)

	Fiscal Year from April 1 and March 31	
	FY2003	FY2002
	Machinery and Equipment	
Book Value	471,828	418,238
Cumulative depreciation	272,688	171,478
Value at end of fiscal year	199,139	246,759
	Vehicles	
Book Value	2,053,979	2,029,459
Cumulative depreciation	1,292,763	1,191,516
Value at end of fiscal year	761,215	837,943
	Tools and Fixtures	
Book Value	1,018,332	903,880
Cumulative depreciation	605,091	386,203
Value at end of fiscal year	413,240	517,676
	Total	
Book Value	3,544,139	3,351,578
Cumulative depreciation	2,170,543	1,749,198
Value at end of fiscal year	1,373,596	1,602,380

②Outstanding balance of future lease payments at the end of the period:

Within one year	644,935	630,097
Over one year	825,626	1,013,932
Total	1,470,562	1,644,029

③Amount of lease fee payments, depreciation expense and interest expense:

Lease fee payments	755,306	714,770
Depreciation expense	714,249	671,853
Interest expense	46,275	50,778

④Accounting method for the amount equivalent to depreciation expenses:

Calculated by assuming the lease term is the depreciable life and depreciating the remaining amount to zero using the straight-line method.

Accounting method for the amount equivalent to interest expenses:

Interest expense for lease assets is calculated as the difference between the total lease payments and the acquisition price of the leased assets, with the amount allocated to each accounting period using the interest method.

Net Sales by Division

(Thousands of Yen)

	Fiscal Year between April 1 and March 31		Changes
	FY2003	FY2002	
Under-Roof/Floor Ventilation System	**12,019,559**	13,550,595	(1,531,036)
Termite Eradication Service	**11,578,984**	11,511,679	67,305
Home Reinforcement System	**6,643,615**	13,627,055	(6,983,440)
Other	**4,466,158**	6,720,302	(2,254,143)
Home Sanitation Division Total:	34,708,317	45,409,632	(10,701,315)
Water activator installation	**3,523,978**	3,558,831	(34,853)
Care and maintenance of building water supply	**1,458,716**	1,436,291	22,425
Other	**3,102,365**	3,099,154	3,211
Establishment Sanitation Division Total:	8,085,061	8,094,278	9,216
Industrial Waste (Waste plastic processing)	**4,443,835**	3,354,826	1,089,009
Industrial waste (Organic Waste Water Recycle)	**1,711,269**	1,029,342	681,926
Industrial waste (Incineration)	**1,341,175**	1,292,559	48,616
Environmental Resources Development Division Total:	7,496,280	5,676,727	1,819,552
Total Net Sales:	50,289,659	59,180,638	(8,890,979)